Nasdaq Regulation



Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

October 29, 2025

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on October 29, 2025, The Nasdaq Stock Market (the "Exchange") received from Navan, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b)/A for the registration of the following security:

Class A Common Stock, $0.00000625 par value per share

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

Sincerely,

Eun Ah Choi